NEWALTA
Better ways to manage waste

February 27, 2006



06011646



SEC MAIL
RECEIVED
PROCESSING
MAR 13 2006
WASH, D.C.
213
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Material Change Report dated February 23, 2006; and

2. Press Release dated February 24.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND



Took Whiteley
General Counsel

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

TBW:vz
Encl.

Dew 3/14

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   Newalta Income Fund ("Newalta")
   1200, 333 – 11th Avenue S.W.
   Calgary, Alberta
   T2R 1L9

2. **Date of Material Change:**

   February 15, 2006

3. **News Release:**

   On February 15, 2006, a news release was issued and disseminated through the facilities CCNMatthews and filed on SEDAR.

4. **Summary of Material Change:**

   Newalta announced that it entered into an agreement to sell 7,000,000 trust units (the "Trust Units") at $28.00 per Trust Unit to raise gross proceeds of $196 million on a bought deal basis.

5. **Full Description of Material Change:**

   Newalta announced it entered into an agreement to sell 7,000,000 Trust Units at $28.00 per Trust Unit to raise gross proceeds of $196 million on a bought deal basis. The offering is expected to close on March 3, 2006, subject to regulatory approvals. Purchasers of Trust Units under this offering will be entitled to receive the distribution to be paid on April 17, 2006 to unitholders of record on March 31, 2006.

   After applying the net proceeds from the offering to repay a portion of outstanding indebtedness, approximately $56 million of debt will be outstanding under the revolving extendible term facilities. The unutilized capacity under the revolving extendible term facilities of $144 million plus the undistributed cash available for growth and distributions will fund the previously announced 2006 capital budget of $118 million.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable

7. **Omitted Information:**

   Not Applicable

8. **Executive Officer:**

   Ronald L. Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta Corporation, the administrator of Newalta, is knowledgeable about the material change and may be reached at (403) 206-2684.

9. **Date of Report:**

   February 23, 2006

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

CORRECTION

Newalta To Hold Fourth Quarter And Year-End 2005 Conference Call

CALGARY, Alberta, Canada, February 24, 2006 – In the news release issued this morning at 12:21 pm ET there was an error. In the first paragraph of the release the sentence should have read "Wednesday, March 8, 2006." Also, in the third paragraph, the third sentence should have read "Wednesday, March 15, 2006." The complete and corrected release is as follows:

Newalta Income Fund ("Newalta") today announced that management will hold its quarterly conference call on Wednesday, March 8, 2006 at 1:00 p.m. Eastern Time.

Newalta's management will review financial results for the fourth quarter and year-end 2005. The call will be hosted by Al Cadotte, President and CEO; Ron Sifton, Senior Vice President, Finance and CFO; and Rob Morin, Vice President, Finance.

To participate in the teleconference, please call 1-888-280-8771 or 416-695-9712. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Wednesday, March 15, 2006, by dialing 1-888-509-0081 or 416-695-5275.

A calendar of Newalta's 2006 quarterly conference calls is also available at www.newalta.com.

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of non-hazardous industrial solid waste. With 1,500 talented people and a network of 56 facilities, Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684